Exhibit 99.1

Jiayin Group Inc. Reports Second Quarter 2026 Unaudited Financial Results

SHANGHAI, China, August 28, 2026 (GLOBE NEWSWIRE) --Jiayin Group Inc. (“Jiayin” or the “Company”) (NASDAQ: JFIN), a leading fintech platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2026.

Second Quarter 2026 Operational and Financial Highlights:

•
Transaction volume1 was RMB9.5 billion (US$1.4 billion), representing a decrease of 74.4% from the same period of 2025.

•
Average borrowing amount per borrowing was RMB6,663 (US$982), representing a decrease of 18.0% from the same period of 2025.

•
Repeat borrowing contribution2 was 73.1%, compared with 75.6% in the same period of 2025.

•
90 day+ delinquency ratio3 was 2.21% as of June 30, 2026.

•
Net revenue was RMB736.9 million (US$108.6 million), representing a decrease of 60.9% from the same period of 2025.

•
Loss from operations was RMB246.7 million (US$36.4 million), compared with RMB639.1 million income from operations in the same period of 2025.

•
Non-GAAP4 loss from operations was RMB225.7 million (US$33.3 million), compared with RMB737.6 million non-GAAP4 income from operations in the same period of 2025.

•
Net loss was RMB183.6 million (US$27.1 million), compared with RMB519.1 million net income in the same period of 2025.

1 “Transaction volume” refers to the total loan transaction volume in Chinese Mainland during the period presented.

2 “Repeat borrowing contribution” for a given period refers to the percentage of transaction volume in Chinese Mainland attributable to repeat borrowers during that period. “Repeat borrowers” during a certain period refers to borrowers who have borrowed in such period and have borrowed at least twice since such borrowers’ registration on our platform until the end of such period.

3 “90 day+ delinquency ratio” refers to the outstanding principal balance of loans that were 91 to 180 calendar days past due as a percentage of the total outstanding principal balance of loans facilitated through the Company’s platform as of a specific date. Loans facilitated outside Chinese Mainland are not included in the calculation.

4 Please see the section entitled “Use of Non-GAAP Financial Measure” below and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Mr. Yan Dinggui, the Company’s Founder, Director and Chief Executive Officer, commented: “During the second quarter of 2026, our transaction volume reached RMB9.5 billion, in line with our previously communicated guidance. The Company recorded a net loss of RMB183.6 million during the quarter, primarily due to the contraction of our business scale.

In response to evolving industry dynamics, we have launched a comprehensive strategic upgrade, shifting our development model from scale-driven growth toward a greater focus on both quality and efficiency. Furthermore, we are expanding our business model beyond pure loan facilitation into a diversified platform centered on our compliance-driven core business, technology empowerment, and ecosystem collaboration. Meanwhile, we continue to deepen our strategic investments in AI and overseas business to navigate the challenges of transformation, demonstrating our commitment to delivering long-term value.”

Second Quarter 2026 Financial Results

Net revenue was RMB736.9 million (US$108.6 million), representing a decrease of 60.9% from the same period of 2025.

Revenue from loan facilitation services was RMB184.8 million (US$27.2 million), representing a decrease of 88.5% from the same period of 2025. The decrease was primarily attributable to lower transaction volume.

Revenue from releasing of guarantee liabilities was RMB454.4 million (US$67.0 million) compared with RMB126.4 million in the same period of 2025. The year-over-year increase was primarily due to the increase in average outstanding loan balances for which the Company provided guarantee services.

Other revenue was RMB97.7 million (US$14.4 million), compared with RMB150.4 million for the same period of 2025. The decrease was primarily due to the decrease in the contribution from referral fees.

Facilitation and servicing expense was RMB549.3 million (US$81.0 million), representing an increase of 92.7% from the same period of 2025, primarily due to the increase in average outstanding loan balances for which the Company provided guarantee services.

Allowance for uncollectible receivables, contract assets, prepaid expenses and other current assets and others was RMB51.3 million (US$7.6 million), compared with RMB32.5 million for the same period of 2025, primarily due to increased guarantee services the Company provided.

Sales and marketing expense was RMB221.8 million (US$32.7 million), representing a decrease of 68.8% from the same period of 2025, primarily due to decreased borrower acquisition expenses and commission expenses.

General and administrative expense was RMB66.9 million (US$9.9 million), representing a decrease of 39.5% from the same period of 2025, primarily due to a decrease in share-based compensation.

Research and development expense was RMB94.2 million (US$13.9 million), representing a decrease of 13.1% from the same period of 2025, primarily due to a decrease in share-based compensation.

Loss from operations was RMB246.7 million (US$36.4 million), compared with RMB639.1 million income from operations in the same period of 2025.

Non-GAAP loss from operation was RMB225.7 million (US$33.3 million), compared with RMB737.6 million non-GAAP income from operation in the same period of 2025.

Net loss was RMB183.6 million (US$27.1 million), compared with RMB519.1 million net income in the same period of 2025.

Basic and diluted net loss per share were both RMB0.89 (US$0.13) compared with RMB2.46 basic and diluted net income per share in the second quarter of 2025.

Basic and diluted net loss per ADS were both RMB3.56 (US$0.52) compared with RMB9.84 basic and diluted net income per ADS in the second quarter of 2025. Each ADS represents four Class A ordinary shares of the Company.

Cash and cash equivalents were RMB504.0 million (US$74.3 million) as of June 30, 2026, compared with RMB43.4 million as of March 31, 2026.

The following chart displays the historical cumulative M3+ Delinquency Rate by Vintage for loan products facilitated through the Company’s platform in Chinese Mainland.

Recent Development

Share Repurchase Plan Update

In June 2026, the Company’s Board of Directors approved to extend the share repurchase plan for another period of 12 months, commencing on June 13, 2026 and ending on June 12, 2027. Pursuant to the extended share repurchase plan, the Company may repurchase its ordinary shares through June 12, 2027 with an aggregate value not exceeding the remaining balance under the share repurchase plan.

As of August 28, 2026, the Company had repurchased approximately 4.6 million of its American depositary shares for approximately US$30.4 million.

Dividend

The Company is taking the added step of suspending its dividend for the fiscal year of 2026, recognizing the development trends of the industry in which the Company operates, and the importance of supporting the capital investments and working capital needed to execute its strategy. The Company reiterates its long-term commitment of a competitive dividend as cash flows improve to sustainably higher levels.

Environmental, Social and Governance (ESG)

On August 20, 2026, the Company published its 2025 Environmental, Social, and Governance (ESG) Report. This publication, making its fifth ESG report, highlights Jiayin’s ongoing commitment to corporate sustainability, ethical business practices, and transparent governance. In 2025, the Company leveraged artificial intelligence as a key driver to transform technology into business effectiveness, expanded the boundaries of inclusive finance through our global footprint, reduced environmental impact through green operations, and reinforced our development foundation through talent cultivation.

The ESG Report is prepared in accordance with the Global Reporting Initiative’s Sustainability Reporting Standards (GRI Standards), with reference to Nasdaq’s ESG Reporting Guide 2.0. To download the full report in English or Chinese, please visit the ESG section of the Company's investor relations website at: https://ir.jiayintech.cn/environmental-social-and-governance.

Conference Call

The Company will conduct a conference call to discuss its financial results on August 28, 2026, at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time on the same day).

To join the conference call, all participants must use the following link to complete the online registration process in advance. Upon registering, each participant will receive access details for this event including the dial-in numbers, a PIN number, and an e-mail with detailed instructions to join the conference call.

Participant Online Registration:

https://register-conf.media-server.com/register/BIb4a22a07f69c42f187755e80e859a69a

A live and archived webcast of the conference call will be available on the Company’s investors relations website at http://ir.jiayintech.cn/.

About Jiayin Group Inc.

Jiayin Group Inc. is a leading fintech platform in China committed to facilitating effective, transparent, secure and fast connections between underserved individual borrowers and financial institutions. The origin of the business of the Company can be traced back to 2011. The Company operates a highly secure and open platform with a comprehensive risk management system and a proprietary and effective risk assessment model which employs advanced big data analytics and sophisticated algorithms to accurately assess the risk profiles of potential borrowers. For more information, please visit http://ir.jiayintech.cn/.

Use of Non-GAAP Financial Measure

We use non-GAAP income from operation, which is a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that the non-GAAP financial measure helps identify underlying trends in our business by excluding the impact of share-based compensation expenses. We believe that non-GAAP financial measure provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP income from operation represents income from operation excluding share-based compensation expenses. Such adjustment has no impact on income tax.

Non-GAAP income from operation is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tool, and when assessing our operating performance, cash flows or our liquidity, investors should not consider it in isolation, or as a substitute for income from operation, net income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review our financial information in its entirety and not rely on a single financial measure.

For more information on this non-GAAP financial measure, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7851 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2026. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor / Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to the Company’s ability to retain existing borrowers and attract new borrowers in an effective and cost-efficient way, the Company’s ability to increase the transaction volume through its marketplace, effectiveness of the Company’s credit assessment model and risk management system, the Company’s ability to successfully implement its strategic upgrade and transition, the Company’s ability to expand into new business lines, PRC laws and regulations relating to the online individual finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Stock Market or other stock exchange, including its ability to cure any non-compliance with the continued listing criteria of the Nasdaq Stock Market. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For investor and media inquiries, please contact:

Jiayin Group

Ms. Emily Lu

Email: ir@jiayinfintech.cn

JIAYIN GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB	US$
ASSETS
Cash and cash equivalents	61,837	503,991	74,279
Restricted cash	413,601	279,096	41,134
Accounts receivable and contract assets, net	3,732,677	2,554,878	376,542
Financial assets receivable, net	601,600	713,582	105,169
Prepaid expenses and other current assets, net	1,811,772	2,250,521	331,686
Amounts due from related parties	301,184	304,988	44,950
TOTAL CURRENT ASSETS	6,922,671	6,607,056	973,760
Property and equipment, net	1,326,943	1,305,238	192,368
Right-of-use assets	31,195	8,127	1,198
Long-term investments, net	302,077	358,268	52,802
Deferred tax assets, net	96,534	156,504	23,066
Other non-current assets	76,545	142,994	21,075
TOTAL NON-CURRENT ASSETS	1,833,294	1,971,131	290,509
TOTAL ASSETS	8,755,965	8,578,187	1,264,269
LIABILITIES AND EQUITY
Bank borrowings, current	155,043	154,944	22,836
Deferred guarantee income	458,903	493,893	72,791
Contingent guarantee liabilities	617,588	722,373	106,465
Payroll and welfare payables	210,367	122,433	18,044
Amounts due to related parties	288,100	248,454	36,618
Tax payables	1,054,527	880,646	129,791
Accrued expenses and other current liabilities	874,630	1,054,139	155,361
Lease liabilities, current	25,290	7,176	1,058
TOTAL CURRENT LIABILITIES	3,684,448	3,684,058	542,964
Bank borrowings, non-current	516,000	474,000	69,859
Deferred tax liabilities	106,912	108,696	16,020
Lease liabilities, non-current	4,297	775	114
Other non-current liabilities	12,882	101,839	15,009
TOTAL NON-CURRENT LIABILITIES	640,091	685,310	101,002
TOTAL LIABILITIES	4,324,539	4,369,368	643,966

TOTAL SHAREHOLDERS’ EQUITY	4,431,426	4,208,819	620,303
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,755,965	8,578,187	1,264,269

JIAYIN GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
Net revenue	1,886,206	736,880	108,603	3,661,782	1,493,561	220,124
Operating costs and expenses:
Facilitation and servicing	(285,084)	(549,335)	(80,962)	(621,095)	(880,934)	(129,834)
Allowance for uncollectible receivables, contract assets, prepaid expenses and other current assets and others	(32,537)	(51,316)	(7,563)	(50,078)	(52,441)	(7,729)
Sales and marketing	(710,532)	(221,761)	(32,684)	(1,385,026)	(561,880)	(82,811)
General and administrative	(110,515)	(66,886)	(9,858)	(163,310)	(111,016)	(16,362)
Research and development	(108,436)	(94,234)	(13,888)	(196,524)	(204,009)	(30,067)
Total operating costs and expenses	(1,247,104)	(983,532)	(144,955)	(2,416,033)	(1,810,280)	(266,803)
Income (loss) from operations	639,102	(246,652)	(36,352)	1,245,749	(316,719)	(46,679)
Interest income (expense), net	1,285	(403)	(59)	5,460	(1,179)	(174)
Other income, net	2,793	28,269	4,166	55,182	29,697	4,377
Income (loss) before income taxes	643,180	(218,786)	(32,245)	1,306,391	(288,201)	(42,476)
Income tax (expense) benefit	(124,046)	35,232	5,193	(247,775)	42,984	6,335
Net income (loss)	519,134	(183,554)	(27,052)	1,058,616	(245,217)	(36,141)
Net loss attributable to non-controlling interests	(2)	(4)	(1)	(4)	(11)	(2)
Net income (loss) attributable to Jiayin Group Inc.	519,136	(183,550)	(27,051)	1,058,620	(245,206)	(36,139)
Weighted average shares used in calculating net income per share:
- Basic and diluted	210,811,151	209,590,492	209,590,492	212,137,300	209,455,090	209,455,090
Net income (loss) per share:
- Basic and diluted	2.46	(0.89)	(0.13)	4.99	(1.18)	(0.17)
Net income (loss) per ADS:
- Basic and diluted	9.84	(3.56)	(0.52)	19.96	(4.72)	(0.68)
Net income (loss)	519,134	(183,554)	(27,052)	1,058,616	(245,217)	(36,141)

Foreign currency translation adjustments	1,565	724	107	782	1,640	242
Comprehensive income (loss)	520,699	(182,830)	(26,945)	1,059,398	(243,577)	(35,899)
Comprehensive (loss) income attributable to non-controlling interests	(15)	85	13	31	129	19
Total comprehensive income (loss) attributable to Jiayin Group Inc.	520,714	(182,915)	(26,958)	1,059,367	(243,706)	(35,918)

JIAYIN GROUP INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Non-GAAP income (loss) from operations to Income (loss) from operations
Income (loss) from operations	639,102	(246,652)	(36,352)	1,245,749	(316,719)	(46,679)
Add: share-based compensation expenses	98,539	20,970	3,091	98,539	20,970	3,091
Non-GAAP income (loss) from operations	737,641	(225,682)	(33,261)	1,344,288	(295,749)	(43,588)